UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 2

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PRIMO WATER CORPORATION

(Names of Subject Company)

FORE ACQUISITION CORPORATION

(Purchaser)

COTT CORPORATION

(Parent of Purchaser)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

74165N105

(CUSIP Number of Class of Securities)

Marni Morgan Poe

Chief Legal Officer

Cott Corporation

4221 West Boy Scout Blvd., Suite 400

Tampa, Florida, United States 33607

(813) 313-1732

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Matthew H. Meyers Faegre Drinker Biddle & Reath LLP One Logan Square, Suite 2000 Philadelphia, PA 19103 Telephone: (215) 988-2700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$604,814,054.29	$78,504.86

*

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $14.53, the average of the high and low sales prices per share of Primo common stock on January 22, 2020, as reported by the Nasdaq Stock Market LLC, and (ii) 41,625,193 (the number of shares of Primo common stock estimated to be outstanding at the time the offer and the merger are consummated).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001298 multiplied by the estimated transaction valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $51,289.87	Filing Party: Cott Corporation
Form or Registration No.: Form S-4 (333-236122)	Date Filed: January 28, 2020

Amount Previously Paid: $27,214.99	Filing Party: Cott Corporation
Form or Registration No.: Schedule TO-T	Date Filed: January 28, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 2 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed on January 28, 2020 and subsequently amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on February 26, 2020 (as amended from time to time, the “Schedule TO”) by Cott Corporation (“Cott”) and its indirect wholly owned subsidiary, Fore Acquisition Corporation, a Delaware corporation (the “Purchaser”) relating to the offer by the Purchaser to exchange for each outstanding share of common stock, $0.001 par value per share, of Primo Water Corporation, a Delaware corporation (“Primo”), (a) $5.04 in cash and 0.6549 common shares of Cott, (b) $14.00 in cash, or (c) 1.0229 common shares of Cott (together, the “transaction consideration”), subject in each case to the election procedures and, in each case of election to receive the all-cash or all-stock consideration, to the proration procedures described in the Prospectus, as defined below (collectively, subject to the terms and conditions set forth in the Prospectus and the related forms of Letter of Election and Transmittal, each as hereinafter described, and together with any amendments or supplements thereto, the “Offer”).

Cott filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 on January 28, 2020, as amended on February 7, 2020, relating to the offer and sale of common shares of Cott to be issued to holders of shares of Primo common stock validly tendered in the Offer and not properly withdrawn (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus, which is a part of the Registration Statement and filed as Exhibit (a)(4)(B) hereto (the “Prospectus”), and the related form of Letter of Election and Transmittal, which is filed as Exhibit (a)(1)(A) hereto (the “Letter of Election and Transmittal”). Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus and the Letter of Election and Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Cott or the Purchaser, is hereby expressly incorporated into this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Items 1 through 11.

Items 1 through 11 are hereby amended and supplemented by adding the following text thereto:

At 5:00 p.m., New York City time, on Friday, February 28, 2020 (the “Expiration”), the Offer expired as scheduled and was not extended. The Purchaser was advised by Computershare Trust Company of Canada, the depositary and exchange agent for the Offer, that as of the Expiration, a total of 32,716,138 shares of Primo common stock were validly tendered into and not properly withdrawn from the Offer, representing approximately 81.1% of the outstanding shares of Primo common stock. The number of Primo shares validly tendered and not withdrawn pursuant to the Offer satisfied the minimum condition to the Offer, and all other conditions to the Offer were satisfied. Accordingly, the Purchaser accepted for exchange, and expects to promptly exchange, all Primo shares validly tendered into and not properly withdrawn from the Offer.

Following the consummation of the Offer, Cott and the Purchaser completed the acquisition of Primo pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, through the merger of Primo with and into the Purchaser, with Primo surviving the merger as an indirect wholly owned subsidiary of Cott, followed by the merger of the surviving corporation with and into Fore Merger, LLC, an indirect wholly owned subsidiary of Cott (the “Mergers”).

Following the consummation of the Mergers, Primo requested that the NASDAQ Global Market (“NASDAQ”) remove the Primo shares from listing on NASDAQ and file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, and the regulations thereunder (the “Exchange Act”). Cott and the Purchaser intend to take steps to cause the termination of the registration of the Primo shares under the Exchange Act and suspend all of Primo’s reporting obligations under the Exchange Act as promptly as practicable.

On March 2, 2020, Cott issued a press release announcing the expiration and results of the Offer and the consummation of the Mergers. The full text of the press release is attached as Exhibit (a)(5)(K) to the Schedule TO and is incorporated herein by reference.

Item 12.

Item 12 is hereby amended by the addition of Exhibit (a)(5)(K) as set forth below:

Item 12. Exhibits.

Exhibit No.	Description

(a)(5)(K)	Press release issued by Cott Corporation, dated March 2, 2020

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2020

FORE ACQUISITION CORPORATION

By:	/s/ Thomas Harrington
Name: Thomas Harrington
Title: President and Chief Executive Officer

COTT CORPORATION

By:	/s/ Thomas Harrington
Name: Thomas Harrington
Title: Chief Executive Officer